October 31, 2006

Cheryl Grant

Senior Staff Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE - Mail Stop 3720

Washington, D.C. 20549

Re:	Transforma Acquisition Group Inc.
Registration Statement on Form S-1
File No. 333-137263

Dear Ms. Grant:

On behalf of our client, Transforma Acquisition Group Inc., a Delaware corporation (the “Registrant”), enclosed for review by the Securities and Exchange Commission (the “Commission”) are four (4) copies of Amendment No. 2 to the Registration Statement on Form S-1, File No. 333-137263, of the Registrant (as amended, the “Registration Statement”), two (2) of which are marked to show changes to the Registration Statement filed on October 13, 2006. The Registration Statement has been revised to respond to the comments of the Staff of the Commission (the “Staff”) that were contained in your letter dated October 23, 2006 (the “Comment Letter”) and to effect such other changes as the Registrant deems appropriate.

Set forth below are the responses of the Registrant to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the response of the Registrant. Page numbers refer to page numbers of the Registration Statement as submitted on the date of this letter.

Prospectus cover page

1.	We note your response to prior comment five of our letter dated October 10, 2006. Please also remove your reference to joint book-running managers from the last sentence of your prospectus cover page.

The Registrant has revised the disclosure on the prospectus cover page in accordance with the Staff’s comment.

Cheryl Grant

October 31, 2006

Prospectus Summary, page 1

2.	We note your revised disclosure in response to prior comment seven of our letter dated October 10, 2006. Please further reduce the length of your summary so that it discusses only the key aspects of the offering and the extent of your operations. In particular, please remove the portions of the team and key success factors subsections that essentially repeat each other, such as the positions that your team members previously served and their responsibility for particular kinds of transactions or company events.

In response to the Staff’s comment, the Registrant (i) has deleted the key success factors subsection of the summary, and (ii) has modified the team subsection of the summary to delete the Registrant’s team members’ responsibility for particular kinds of transactions or company events. However, the Registrant respectfully submits to the Staff that it believes, particularly in offerings of special purpose acquisition companies (“SPACs”), that investors’ investment decisions focus on the prior experience of the SPAC’s management team and, accordingly, the Registrant has left such disclosure in the team subsection of the summary.

Management, page 64

Directors and Executive Officers, page 65

3.	We note your response to our prior comment 19. Please revise Mr. Burstein’s biographical summary to include the information from your response letter to us about the status of Juniper Partners Acquisition’s efforts and Mr. Burstein’s intended resignation.

The Registrant has revised the disclosure in the prospectus in accordance with the Staff’s comment.

Conflicts of Interest, page 67

4.	Even though holding the same security, “management would not be subject to the same risks as public holders in the case of redemption,” as you state in your response to prior comment 20, because of the availability of the cashless exercise. It appears that this risk difference, paired with management discretion as to whether redemption should occur once the conditions you mention have been met, could be a potential conflict of interest. Therefore, revise to address this potential conflict of interest, and disclose the factors that management may consider in determining whether and when to call the warrants for redemption.

The Registrant has revised the disclosure in the prospectus in accordance with the Staff’s comment.

Cheryl Grant

October 31, 2006

Signatures

5.	We note that, in response to prior comment 22 of our letter dated October 10, 2006, you have now specified the person who is signing in the capacity of your principal accounting officer. Please also designate who is signing in the capacity of your chief financial officer. Please refer to the Instruction 1 of the signature requirements of Form S-1.

The Registrant has revised the disclosure in the prospectus in accordance with the Staff’s comment.

[remainder of page intentionally left blank]

Cheryl Grant

October 31, 2006

We would be grateful if the Staff would provide any comments to the revised Registration Statement at its earliest convenience so that we may provide any additional responses required.

Should you wish to discuss the enclosed materials at any time, please do not hesitate to contact me.

Very truly yours,

/s/ Ranan Well
Ranan Well

cc:	Larry J. Lenhart
Jon Lambert
Floyd I. Wittlin
Brent T. Salmons
Samir A. Gandhi